UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THAT IT HAS SIGNED A NEW COLLECTIVE BARGAINING AGREEMENT
Medellín, Colombia, October 3, 2008
At a meeting held yesterday, Bancolombia S.A. (“Bancolombia”) and the unions Uneb and Sintrabancol, agreed to a new collective bargaining agreement (the “Agreement”). The Agreement will have a term of three (3) years, beginning on November 1, 2008. Approximately 71% of Bancolombia’s employees will be covered by the Agreement.
The Agreement improves the competitiveness of the salaries of Bancolombia’s employees, as well as their income and purchasing power. The Agreement also reflects Bancolombia’s commitment with the wellbeing of its employees, as a principal component for achieving its strategic goals.
The most important economic aspects of the Agreement are:
1. A pay increase of 9.87% for the first year. For the second year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2008 and October 2009, plus 150 basis points. For the third year, the increase will be equal to the IPC variation, for the period between November 2009 and October 2010, plus 100 basis points.
2. Improved benefits for Bancolombia’s covered employees, including increases in the amounts of individual housing loans, tuition aid fund, health insurance coverage, transportation and food assistance.
With the execution of the Agreement, Bancolombia, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 3, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance